May 29, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Investors Trust (File Nos. 811-05629; 033-23512)

Dear Mr. Foor:

This letter responds to comments provided to the undersigned on May 14, 2012, with respect to the preliminary proxy materials for ING American Funds Bond Portfolio (“Portfolio”), a series of ING Investors Trust (“Registrant), filed on April 30, 2012. Our summary of those comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                       Comment:           The Staff requested that the Registrant complete or confirm all items that were bracketed in the preliminary proxy statement.

Response:           The Registrant has completed or confirmed all bracketed items.

2.                                       Comment:           The Staff requested that the Registrant disclose prominently in the Proxy Statement that ING Investments, LLC (“ING Investments”) and its affiliates would benefit from the adoption of Proposal One by being able to retain an advisory fee, sub-advisory fee and administration fee.  The Staff also requested that the disclosure quantify the benefit by showing a dollar figure.

Response:           The Registrant has revised the disclosure to include a new section entitled “What is the financial impact to ING Investments and its affiliates of ceasing to operate in a master-feeder structure and appointing ING IM as sub-adviser?” that discloses that ING Investments and its affiliates would, as a result of the approval of Proposal One by shareholders, be able to receive from the Portfolio advisory, sub-advisory and administration fees, which these entities do not currently receive.  The Registrant appreciates the Staff’s comment with respect to disclosing the dollar amount but submits that such disclosure is not required by Schedule 14A.

3.                                       Comment:           The Staff requested that unless the Registrant is mailing the most recent annual- or semi-annual report with the proxy statement that the Registrant state prominently in the proxy statement that the Portfolio will furnish, without charge, a copy of the most recent annual- or semi-annual report to shareholders upon request pursuant to Item 22 (a)(3)(iii).

Response:           The Registrant has revised the disclosure in the section entitled “How Can I Obtain More Information about the Portfolio” to also include information on obtaining the Portfolio’s annual or semi-annual shareholder reports.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

Associate

Dechert LLP

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Attachment A

[ING FUNDS LOGO]

May 29, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Investors Trust (File Nos. 811-05629; 033-23512)

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Counsel

ING Funds

Attachments

cc:                                 Jeffrey Puretz

Dechert LLP